Exhibit 99.1

Wallbox Receives Notice of Non-Compliance with NYSE

Trading Share Price Listing Rule

Company intends to cure the deficiency and regain compliance

The notice has no immediate impact on the listing of the Company’s Class A Shares

19 December, 2024, BARCELONA, Spain—(BUSINESS WIRE)—Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company”), a leading provider of electric vehicle (“EV”) charging and energy management solutions worldwide, today announced that it received notice from the New York Stock Exchange (the “NYSE”) on November 21, 2024, that it is not in compliance with Section 802.01C of the NYSE Listed Company Manual. This is because the average closing price of the Company’s Class A ordinary shares (the “Class A Shares”) was less than $1.00 over a consecutive 30 trading-day period.

On December 2, 2024, the Company notified the NYSE that it intends to cure the share price deficiency and to regain compliance with the NYSE continued listing standards. The Company can regain compliance at any time within the six-month period following receipt of the NYSE notice if, on the last trading day of any calendar month during the cure period the Company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month.

The Company intends to consider all available alternatives to cure the share price non-compliance to return to compliance with the NYSE continued listing standards.

The notice has no immediate impact on the listing of the Class A Shares, which will continue to be listed and traded on the NYSE during this period, subject to the Company’s compliance with the other applicable NYSE listing standards.

Wallbox emphasises that this notice does not affect its normal course of its business operations. The Company continues to execute its strategic priorities, which includes providing innovative EV charging and energy management solutions, focusing on maintaining business growth and delivering value to its core stakeholders.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 115 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release, other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s intention to consider alternatives to cure the NYSE continued listing requirement deficiency, Wallbox’s continued listing on the NYSE and expectations regarding business operations and future growth and delivering value to stakeholders. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s ability to regain compliance with the continued listing standards of the NYSE within the applicable cure period; as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.